In re: TOUSA, Inc. et al. Debtors, Official Committee of Unsecured Creditors of TOUSA, Inc. et al. v. Citicorp North America, Inc. et al.; United States Bankruptcy Court for the Southern District of Florida, Case No. 08-1435
      Pyxis Floating Rate Opportunities Fund (FRO) is one of numerous defendants ("Lenders") that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida (the "Court"). The action, entitled In re Tousa Inc., et al., was filed on July 15, 2008, by the Official Committee of Unsecured Creditors of TOUSA, Inc. and its affiliates (the "Plaintiff "), which are home building companies to which the Lenders loaned money through different lending facilities. Plaintiff alleges that monies used to repay the Lenders should be voided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that subsidiaries of the home building companies were forced to become co-borrowers and guarantors of the monies used to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value when they transferred the proceeds to repay the Lenders. Plaintiff seeks to void the transfers and other equitable relief. The Fund and other Funds and accounts managed by the Investment Adviser and the other Lenders are named as defendants in two separate lending capacities; first, as lenders in a credit agreement (the "Credit Lenders"); and second, as lenders in a term loan (the "Term Loan Lenders").

      The case went to trial, which concluded in August 2009. On October 13, 2009, the Bankruptcy Court ruled for the Plaintiff in the action and ordered the Defendants to return the proceeds received from the pay-off of the term loan at par on July 31, 2007. The proceeds received by the Crusader Subsidiaries totaled $4.3 million. Additionally, the court ordered the Defendants to pay simple interest on the amount returned at an annual rate of 9%.
      On February 11, 2011, the District Court entered an order quashing all liability of the Lenders and declaring the remedies against the Lenders null and void. On May 15, 2012, the Eleventh Circuit Court of Appeal ("Eleventh Circuit") issued its decision reversing the judgment of the District Court, affirming the liability findings of the Bankruptcy Court, and remanding District Court for further proceedings consistent with their opinion.